Exhibit 99.3

JOINT PRESS RELEASE

NEGOTIATION RELATING TO THE SALE OF BIVERBANCA

Torino, Milano, Siena, 15th May 2007 – The Management Board of Intesa Sanpaolo and the Board of Directors of Banca Monte dei Paschi di Siena gave a mandate to CEO Corrado Passera and General Manager Antonio Vigni respectively to negotiate the sale of 55% of Biverbanca currently owned by Intesa Sanpaolo, also envisaging a possible exchange of assets.

Any further development will be duly communicated to the market.

Intesa Sanpaolo
Investor Relations (Andrea Tamagnini)		Media Relations (Costanza Esclapon)
+39.02.87943180		+39.02.87963531
investor.relations@intesasanpaolo.com		stampa@intesasanpaolo.com

www.intesasanpaolo.com

Banca Monte dei Paschi di Siena
Relazioni con i Media		Investor Relations
David Rossi		Alessandro Santoni
Tel. 0577.299927		Tel. 0577.296477
Cell. 335.8033179		Cell.335.8749798
ufficio.stampa@banca.mps.it		investor.relations@banca.mps.it

www.mps.it